

December 18, 2014

Via E-mail
Tamara D. Fischer
Chief Financial Officer
National Storage Affiliates Trust
5200 DTC Parkway, Suite 200
Greenwood Village, CO 80111

> **Re: National Storage Affiliates Trust**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-11**
> **Submitted November 25, 2014**
> **CIK No. 0001618563**

Dear Ms. Fischer:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note your supplemental response to our prior comment 4(a), (c) and (e).

   a.   After reviewing the notes to the 3-14 financial statements provided in your most recent amendment, it appears you have provided Rule 3-14 financial statements for the acquisition of 58 Northwest properties, 24 Optivest properties, 26 Guardian properties and 9 Move It properties. On page F-3, it appears that there are 63 Northwest properties, 28 Optivest properties, 27 Guardian properties and 11 Move It properties. Please reconcile the number of properties listed on page F-3 with the properties for which you have provided Rule 3-14s financial statements.

      b. Please confirm the number of acquired properties that the company has determined are insignificant both individually and in the aggregate.

      c. We note there are 29 noncontrolled properties that you have associated with SecurCare Self Storage within your table on page F-3. Please tell us the relationship that SecurCare Self Storage has with these 29 noncontrolled properties. Additionally, please tell us where these 29 properties are within your Rule 3-14 financial statements.

Prospectus Summary, page 1

2.   We have considered your response to our prior comment 8. Please revise your disclosure to disaggregate the properties in the In-Place Portfolio by those acquisitions that have closed and those that are considered probable of closing.

Our Business and Growth Strategies, page 7

3.   We note your disclosure on pages 8-9, which appears to indicate the years in which you anticipate making offers to acquire your pipeline properties based on their debt maturity or expected occupancy levels. Please tell us why you have combined this information, what your expected occupancy is and how you have determined when these properties will reach expected occupancy levels. Expected occupancy may or may not be achieved on the dates you have indicated and differs from debt maturity.

4.   With respect to your pipeline properties, please provide us your analysis on the following:

- how you determine when a property has entered your "pipeline,"
- the status and timing of any purchase negotiations on these properties,
- any unique due diligence concerns, including the impact on timing and the final sale, and
- your history, including the success rate and timing, of closing on similar pipeline properties in the past.

We may have further comments based on your response.

5.   In addition, please add the following disclosure to the discussion of your pipeline on pages 8 and 10:

- if you have not yet entered into negotiations to purchase any of these properties, please clearly disclose this fact,
- the fact that you do not have contractual rights to acquire these properties, and

- the fact that your ability to acquire these properties is subject to a number of factors, including the decision of the current owner to sell the property to you, which may never occur.

6.   We note your response to comment number 6 of our letter dated November 6, 2014. However, we note that your table disclosure on pages 8-9 states the dates by year in which you expect the occupancy of your pipeline properties will achieve acceptable levels in order for you to make an offer to acquire the properties. It thus appears that the occupancy data for your pipeline properties is important to your decision to seek to acquire such properties. We further note your disclosure that 93 of the 114 pipeline properties will either have its debt mature or have its occupancy reach acceptable levels in 2015-2016. Accordingly, it appears that current occupancy data for your pipeline properties may be material. Please provide us this information on a supplemental basis. We may have further comments.

Summary Pro Forma and Historical Financial and Operating Data, page 22

7.   On pages 23 and 59, you disclose balance sheet data as of September 30, 2013, please revise to disclose where you have derived this information. Alternatively, please revise to remove this balance sheet data.

The Formation and Structure of Our Company, page 136

8.   On page 137, you disclose that you do not expect to assume any indebtedness in connection with the Optivest contributions. Please tell us how this statement is consistent with your disclosure that you will assume $1.3 million in net liabilities on page F-3.

Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-3

9.   We note your response to our prior comment 26 and your revisions to your filing. Please further revise your table on page F-3 to disclose the fair value of the properties, or revise to disclose that the total column is the fair value of your properties, if true.

3. Adjustments to Unaudited Pro Forma Statements of Operations, page F-12

10.   We note that properties acquired from All Stor may not have been owned as of January 1, 2013 or January 1, 2014; specifically, we note they were acquired on various dates between March 14, 2013 and February 6, 2014. Please tell us how you determined it was not necessary to provide an adjustment to your unaudited pro forma condensed consolidated statements of operations for the period that these properties were not owned by All Stor.

(BB) Impact of Acquisitions for 2014

11.   We note your disclosure in footnote 2 that operating information in the "other" column
        represents management's estimate of the revenues and expenses for each property.
        Please confirm for us that the operating information represents actual revenues and
        expenses. Alternatively, please explain to us how you determined the adjustments were
        factually supportable.

National Storage Affiliates Trust and NSA Predecessor Financial Statements for the year ended
December 31, 2013, page F-21

Notes to Consolidated and Combined Financial Statements, page F-28

1. Organization and Nature of Operations, page F-28

12.   We note your response to our prior comment 30. Please revise your Organization and
        Nature of Operations footnote to explicitly disclose that the 110 properties owned by the
        NSA Predecessor are reflected in the accompanying NSA Predecessor financial
        statements.

Northwest 2013 Properties Combined Statements of Revenue and Certain Expenses, page F-74

Notes to Combined Statements of Revenues and Certain Expenses, page F-76

2. Summary of Significant Accounting Policies, page F-76

Revenue Recognition, page F-76

13.   Please disclose the difference between the rental revenue recorded and the amount of
        lease payments due. This comment applies to all of the Rule 3-14 financial statements
        provided.

All Stor Properties Combined Statements of Revenues and Certain Expenses, page F-100

14.   We note that certain properties acquired from All Stor may not have been owned as of
        January 1, 2013 or January 1, 2014; specifically, we note they were acquired on various
        dates between March 14, 2013 and February 6, 2014. Please tell us how you determined
        it was not necessary to provide Rule 3-14 financial statements for the period from
        January 1, 2013 to the date All Stor acquired these properties.

Move It Properties Combined Statements of Revenues and Certain Expenses, page F-105

15.   On page 3, you disclose that Move It is currently a manager of 11 properties pursuant to
        an agreement with SecurCare, which is the contributor of these 11 properties. Please tell

us how you determined that Move It is not a related party and that it was not necessary to provide two years of audited Rule 3-14 financial statements for the Move It Properties.

LBJ Property Statements of Revenues and Certain Expenses, page F-116

16.   On page 3, you disclose that Move It is currently a manager of 11 properties pursuant to an agreement with SecurCare, which is the contributor of these 11 properties. On page F-118, you disclose that you have a contract to acquire the LBJ Property through Move It. Please tell us how you determined that Move It is not a related party and that it was not necessary to provide two years of audited Rule 3-14 financial statements for the LBJ Property.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438, if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at (202) 551-3207 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Andrew S. Epstein, Esq.